Form 20-F
period 2019-12-31
4Front Ventures Corp.
filed 2020-06-30
CIK 1783875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-56075

4Front Ventures Corp.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

5060 N. 40th Street

Suite 120

Phoenix, Arizona 85018

(Address of principal executive offices)

Nicolle Dorsey

Telephone: (602) 633-3067

Facsimile: N/A

4Front Ventures Corp.

5060 N. 40th Street

Suite 120

Phoenix, Arizona 85018

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class
Class A Subordinate Voting Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 126,001,492 Class A Subordinate Voting Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

RELIANCE ON SEC ORDER GRANTING CONDITIONAL EXEMPTIONS DUE TO

CIRCUMSTANCES RELATED TO COVID-19

In accordance with an order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Release No. 34-88465”), we submitted a current report on Form 6-K on April 30, 2020 stating that we are relying on the Release No. 34-88465 to extend the due date for the filing of this annual report on Form 20-F until June 15, 2020. On June 16, 2020, we filed a Form 12b-25 since we are not unable, without unreasonable effort or expense, to file this annual report on Form 20-F by June 15, 2020.

The registrant’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout the United States and the world. The states of Washington and Arizona, where the registrant’s operations are based, are experiencing strict work from home mandates due to the coronavirus outbreak. The registrant has been following the recommendations of both the state and federal governments to minimize exposure risk all parties involved in the business, and, as a result, the Form 20-F was not able to be completed by the original filing deadline, due to insufficient time to facilitate the internal and external review process.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED FINANCIAL

STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended December 31, 2019 is attached as Exhibit 99.1 to this Annual Report on Form 20-F and is incorporated herein by reference.

Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the fiscal year ended December 31, 2019, 2018 and 2017 including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibits 99.2 and 99.3 to this Annual Report on Form 20-F and are incorporated herein by reference. The Company’s consolidated financial statements are stated in United States dollars (USD $) and are prepared in accordance with the International Financial Reporting Standards as issued By the International Accounting Standards Board.

Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 and 2018, and for fiscal years ended December 31, 2018 and 2017 are attached as Exhibits 99.4 and 99.5 to this Annual Report on Form 20-F and is incorporated herein by reference.

Additional Information

An Additional Information document is attached as Exhibit 99.6 to this Annual Report on Form 20-F and is incorporated herein by reference.

Cross Reference to Form 20-F

Item No.	Description	Exhibit	Pages or Section(s)
Part I
Item 1	Identity of Directors, Senior Management and Advisors	N/A	N/A
Item 2	Offer Statistics and Expected Timetable	N/A	N/A
Item 3	Key Information
	A. Selected Financial Data	99.2 99.6	Pages 6-8
	B. Capitalization and Indebtedness	N/A	N/A
	C. Reasons for the offer and use of proceeds	N/A	N/A
	D. Risk Factors	99.1	Sections 4.6 & 4.7
Item 4	Information on the Company
	A. History and development of the company	99.1	Sections 2.1 & 3
	B. Business overview	99.1	Sections 4.1-4.5, 4.7

	C. Organizational structure	99.1	Section 2.2
	D. Property, plant and equipment	99.6
Item 4A	Unresolved Staff Comments	N/A	N/A
Item 5	Operating and Financial Review and Prospects
	A. Operating results	99.4	9-10
	B. Liquidity and capital resources	99.4	Page 12
	C. Research and development, patents and licenses, etc.	99.1	Section 4.4
	D. Trend information	99.1	Sections 4.1-4.7
	E. Off balance sheet arrangements	99.4	Page 12
	F. Tabular disclosure of contractual obligations	99.2	Notes 15, 16 and 23(b)
	G. Safe harbor	99.1	Section 1.3
Item 6	Directors, Senior Management and Employees
	A. Directors and Senior Management	99.1	Sections 9.1 & 17.1
	B. Compensation	99.1	Section 17.1
	C. Board Practices	99.1	Section 16
	D. Employees	99.1	Sections 4.1-4.5
	E. Share Ownership	99.1 99.6	Sections 9.1 & 17.1
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.6
	B. Related party transactions	99.2 99.3 99.4 99.5	Note 13 Note 16 Page 13 Page 6
	C. Interests of experts and counsel	N/A	N/A
Item 8	Financial Information
	A. Consolidated statements and other financial information	99.2 and 99.3
	B. Significant changes	99.2	Note 29
Item 9	The Offer and Listing
	A. Offer and listing details	99.1	Section 7
	B. Plan of distribution	N/A	N/A
	C. Markets	99.1	Section 7
	D. Selling shareholders	N/A	N/A
	E. Dilution	N/A	N/A
	F. Expenses of the issue	N/A	N/A

Item 10	Additional Information
	A. Share capital	N/A
	B. Memorandum and articles of association	1.1, 1.2, 99.6
	C. Material contracts	99.1	Section 14
	D. Exchange controls	99.6	N/A
	E. Taxation	99.6
	F. Dividends and paying agents	N/A	N/A
	G. Statement by experts	N/A	N/A
	H. Documents on display	99.1	Section 2.1
	I. Subsidiary information	99.1	Section 2.1
Item 11	Quantitative and Qualitative Disclosures About Market Risk	99.6
Item 12	Description of Securities Other than Equity Securities	99.2 99.4	Note 16 Pages 19-20
Part II
Item 13	Defaults, Dividends Arrearages and Delinquencies	N/A	N/A
Item 14	Material Modifications to Rights of Security Holders and Use of Proceeds	N/A	N/A
Item 15	Controls and Procedures	99.6
Item 16	[Reserved]
Item 16A.	Audit committee financial expert	99.6
Item 16B.	Code of Ethics	11.1
Item 16C.	Principal Accountant Fees and Services	99.1	Section 16
Item 16D.	Exemptions from the Listing Standards for Audit Committees	None.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	None.
Item 16F.	Change in Registrant’s Certifying Accountant	99.6
Item 16G.	Corporate Governance	N/A
Item 16H.	Mine Safety Disclosure	N/A	N/A
Part III
Item 17	Financial Statements	99.2, 99.3
Item 18	Financial Statements	99.2, 99.3
Item 19	Exhibits	Exhibit Index

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/ Leonid Gontmakher
Leonid Gontmakher Chief Executive Officer

Date: June 30, 2020

Item 19. Exhibits

Exhibit No.	Description of Document

1.1	Notice of Articles of Registrant

1.2	Articles of Registrant

2.1	Description of Securities

4.1

Business Combination Agreement dated March  1, 2019 between 4Front Holdings LLC, 4Front Corp., 1196260 B.C. Ltd. and Cannex Capital Holdings Inc., whereby the parties completed an amalgamation pursuant to a plan of arrangement which resulted in the issuance of 340.4  million SVS equivalents to the former holders of Holdings membership units and the creation of the Company as the continuing entity

4.2	Executive Employment Agreement between Registrant and Joshua N. Rosen

4.3	Senior secured convertible notes issued by Cannex Capital Holdings Inc. on November 21, 2018 to Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., and Gotham Green Credit Partners SPV 2, L.P.

4.4

Construction Loan Agreements dated May  10, 2019, by and between Linchpin Investors LLC, a subsidiary of the Company, and LI Lending LLC, in the amount of up-to $50,000,000 (later modified to up-to $45,000,000) (the “Loan”).

4.5	Stock Purchase Agreement by and among 4Front Holdings LLC, Paul Overgaag , Nathaniel Averill and Healthy Pharms, Inc. dated November 13, 2018.

4.6	Contribution Agreement November 13, 2018 between Mission Partners USA, LLC and 4Front Holdings LLC

4.7

Lock-up agreement dated August  22, 2019, by and among 4Front Ventures Corp. and each of Camelback Ventures, LLC, Joshua Rosen, Trevor Pratte, Karl Chowscano, Andrew Thut, Kris Krane, Leo Gontmakher, Arkadi Gontmakher, Vlad Orlovskii, Oleg Orlovskii, Roman Tkachenko and Glenn Backus

4.8

Amended and restated securities purchase agreement dated July  31, 2019 among Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., Gotham Green Credit Partners SPV 2, L.P., Gotham Green Fund II, L.P., Gotham Green Fund II (Q), L.P., 4Front Ventures Corp., Cannex Holdings (Nevada) Inc., 4Front Ventures Corp., 4Front U.S. Holdings Inc. and Cannex Holdings (Nevada) Inc., as amended on January 29, 2020 and March 20, 2020

4.9	Industrial building lease dated September 1, 2015 by and between Kinzie Properties, LLC, 2400 Greenleaf Partners, LLC, and IL Grown Medicine LLC

4.10	Amended and Restated Class B Proportionate Shares Option Plan

4.11	Amended and Restated Stock Option Plan

4.12	Form of Director Indemnification Agreement

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of 4Front Ventures Corp.

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2019

99.2	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2019 and 2018.

99.3	Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2017

99.4	Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 and 2018

99.5	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017.

99.6	Additional Information Form

As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after June 15, 2020. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.